SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of July 2005

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of July, 2005.

Contents:

Enclosure 1:      Press release re: Holdings in the Company - amendment;

Enclosure 2:      Press release re: Result of AGM dated June 22, 2005;

Enclosure 3:      Press release re: AGM Statement dated June 22, 2005;

Enclosure 4:      Press release re: Directorate change dated June 13, 2005;

Enclosure 5:      Issue of Equity re: Issue of Equity dated June 7, 2005; and

Enclosure 6:      Update on FMC / Wyeth dated June 7, 2005.

Enclosure 1

BioProgress PLC

27 June 2005

The issuer advises that the following replaces the schedule 10 issued earlier today at 12.40 under RNS 08870. The name of one of the shareholders in number two should have read FMR Corp. and not FMC as previously stated

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Bioprogress plc

2.	Name of shareholder having a major interest FMR Corp. and it’s direct and indirect subsidiaries and Fidelity International Limited and it’s direct and indirect subsidiaries

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them 172,688 Brown Brothers Harriman Lux 3,946,901 Mellon Bank N.A.

5.	Number of shares/amount of stock acquired

Not disclosed

6.	Percentage of issued class

Not disclosed

7.	Number of shares/amount of stock disposed

831,099

8.	Percentage of issued class

Not disclosed

9.	Class of security

Ordinary shares of 1p each

10.	Date of transaction

Not disclosed

11.	Date company informed

27 June 2005

12.	Total holding following this notification

4,118,901

13.	Total percentage holding of issued class following this notification

3.38%

14.	Any additional information

15.	Name of contact and telephone number for queries

Georgina Godby, 01354 602186

16.	Name and signature of authorised company official responsible for making this notification.

Georgina Godby, Company Secretary

Date of notification: 27 June 2005

Enclosure 2

BioProgress PLC

22 June 2005

Press Release	22 June 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Result of AGM

BioProgress plc confirms that all the resolutions put to shareholders at the Company’s Annual General Meeting held today were duly passed.

Ends

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc

Richard Trevillion, CEO

Dan Farrow, FD

www.bioprogress.com

UK Media enquiries:

Abchurch

Samantha Robbins / Henry Harrison-Topham	Tel: +44 (0) 20 7398 7700

henry.ht@abchurch-group.com

www.abchurch-group.com

US Investor enquiries:

Taylor Rafferty

Andrew Saunders	Tel: +1 212 889 4350

andrew.saunders@taylor-rafferty.com

www.taylor-rafferty.com

Enclosure 3

BioProgress PLC

22 June 2005

Press Release	22 June 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

AGM Statement

Speaking at the Company’s AGM today, Richard Trevillion, the CEO and Acting Chairman of BioProgress (AIM: BPRG; NASDAQ: BPRG), will make the following comments:

•	Following the strategic review, the Directors have been reassured that the core strengths of the business, the intellectual property (IP) portfolio, remains robust and strong.

•	New financial and management controls have been put in place which will result in a material reduction in cash burn.

•	The Company’s focus is on commercialisation of its suite of technologies.

•	The Directors will consider appropriate acquisition opportunities which will enhance the value of the Company’s IP portfolio.

•	Having regard to the substantial compliance cost of maintaining the NASDAQ listing, the Directors will keep under close review whether the Maintenance of the ADR listing is in shareholders best interests.

•	The Company has settled its proceedings with Charles Tatnall.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.

The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc

Richard Trevillion, CEO

Dan Farrow, FD

www.bioprogress.com

UK Media enquiries:

Abchurch

Samantha Robbins / Henry Harrison-Topham	Tel: +44 (0) 20 7398 7700

henry.ht@abchurch-group.com

www.abchurch-group.com

US Investor enquiries:

Taylor Rafferty

Andrew Saunders	Tel: +1 212 889 4350

andrew.saunders@taylor-rafferty.com

www.taylor-rafferty.com

Enclosure 4

BioProgress PLC

13 June 2005

Press Release	13 June 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Peter Glynn-Jones

The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG) regrets to announce the sudden death of Peter Glynn-Jones, Non-Executive Chairman of the Company aged 58.

Peter joined the Board as a Non-Executive Chairman in May 2003. He was formerly a senior executive of SmithKline Beecham Plc, now GlaxoSmithKline Plc, and a non-executive director of Peter Black Plc until it was taken private.

Speaking on behalf of the Board and employees of BioProgress Plc, Richard Trevillion, Chief Executive, said:

‘We are deeply saddened to learn of Peter’s death. As Chairman since 2003 he played an important role in the growth of the Company. He will be greatly missed and our thoughts are with his family.’

An announcement in relation to a successor to Peter Glynn-Jones will be made in due course.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc
Richard Trevillion, CEO	Tel: +44 (0) 1354 655674
Dan Farrow, FD
www.bioprogress.com

UK Media enquiries:
Abchurch
Samantha Robbins / Henry Harrison-Topham	Tel: +44 (0) 20 7398 7700
samantha.robbins@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Enclosure 5

BioProgress PLC

07 June 2005

Press Release	7 June 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Issue of Equity / Redemption of Convertible Bond

BioProgress plc (AIM: BPRG; NASDAQ: BPRG) confirms that 4,285,714 ordinary shares have been admitted for trading on the Alternative Investment Market today. As announced on 1 June 2005, these new shares represent part consideration for the repurchase of the convertible bond issued on 6 October 2004 and redeemed on 1 June 2005.

For further information please refer to the Company’s statement of 1 June 2005.

- Ends -

BioProgress plc

www.bioprogress.com

Dan Farrow

dan.farrow@bioprogress.com

Finance Director

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain forward-looking statements’ within the meaning of the Private Securities litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 6

BioProgress PLC

07 June 2005

Press Release	7 June 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Update on partnership developments

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, today announces a progress update on partnership developments.

BioProgress is delighted to announce that the first NROBE(TM) machine for powder encapsulation has been delivered to its strategic partner FMC BioPolymer (‘FMC ‘), a business unit of the FMC Corporation (NYSE:FMC). This is a significant step in the development of the technology, leading towards full scale production. BioProgress will continue its close collaboration with FMC to maximise the commercial potential of NROBE(TM).

The global market for oral dose forms is worth several billion US$ and NROBE(TM) presents a unique delivery solution to this market. FMC BioPolymer is a global leader in the supply of products and services to the pharmaceutical and life sciences industries.

FMC Corporation (NYSE:FMC) is a diversified chemical company serving agricultural, industrial and consumer markets globally for more than a century with innovative solutions, applications and quality products. The company employs approximately 5,500 people throughout the world. The company divides its businesses into three segments: Agricultural Products, Speciality Chemicals and Industrial Chemicals.

BioProgress also advises that the exclusive option agreement with Wyeth will not be extended. BioProgress will continue to explore opportunities with Wyeth. However, in relation to the Company’s SWOLLO liquid-fill encapsulation technology, BioProgress will extend this exciting technology to other partners so as to fully exploit and commercialise its potential.

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc
Richard Trevillion, CEO	Tel: +44 (0) 1354 655674
Dan Farrow, FD
www.bioprogress.com

UK Media enquiries:
Abchurch
Samantha Robbins / Henry Harrison-Topham	Tel: +44 (0) 20 7398 7700
samantha.robbins@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Dan Farrow
Dated: July 12, 2005	Dan Farrow
Chief Financial Officer